SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934 (Amendment No.      )
CARNIVAL CORPORATION

(Name of Subject Company (Issuer))
CARNIVAL CORPORATION

(Name of Filing Persons (Offeror))
2% Convertible Senior Debentures due 2021
(Title of Class of Securities)
143658 AN2 and 143658 AM4
(CUSIP Numbers of Class of Securities)
Arnaldo Perez, Esq.
Senior Vice President, General Counsel
and Secretary
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
(305) 599-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
John C. Kennedy, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$605,997,980	$71,326

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2% Convertible Senior Debentures due 2021, as described herein, is $1,010 per $1,000 principal amount outstanding. As of March 15, 2005, there was approximately $599,998,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $605,997,980.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
     Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

INTRODUCTORY STATEMENT
      This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Carnival Corporation, a company organized under the laws of the Republic of Panama (the “Company”) and relates to the offer to purchase the 2% Convertible Senior Debentures due 2021 issued by the Company on April 25, 2001 (the “Securities”), which are subject to a guarantee pursuant to the Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated March 18, 2005 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated April 25, 2001, by and among the Company and U.S. Bank National Association (formerly U.S. Bank Trust National Association), as Trustee (“Trustee”), as amended by the First Supplemental Indenture (the “First Supplemental Indenture”), dated April 25, 2001, by and among the Company and the Trustee (as supplemented, the “Indenture”).
      The Option will expire at midnight, New York City time, on April 15, 2005. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 8.
      The Company is the issuer of the Securities and is offering to purchase all of the Securities pursuant to the terms of the Indenture. The payment and performance of all obligations of the Company under the Indenture and the Securities are fully and unconditionally guaranteed by Carnival plc. The Securities are convertible into common shares, par value $0.01 per share, of the Company (the “Common Stock”). The address and telephone number of Carnival Corporation is Carnival Place, 3655 N.W. 87th Avenue, Miami, Florida, 33178-2428, U.S.A., (305) 599-2600. The address and telephone number of Carnival plc is Carnival House, 5 Gainsford Street, London, SE1 2NE, UK, 44 (0) 20 7940 5381. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO-I.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
      Not Applicable

Item 10.	Financial Statements.
      (a) The Company believes that its financial condition is not material to a securityholder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and the Company is a public reporting company that files reports with the SEC electronically on EDGAR.
      (b) Not applicable.

Item 11.	Additional Information.
      (a) Not applicable.
      (b) Not applicable.

Item 12.	Exhibits

(a)(1)(A)	Company Notice to Holders of Carnival Corporation 2% Convertible Senior Debentures due 2021, dated March 18, 2005 (filed herewith).
(a)(1)(B)	Form of Purchase Notice (filed herewith).
(a)(1)(C)	Form of Notice of Withdrawal (filed herewith).
(a)(1)(D)	Substitute Form W-9 (filed herewith).
(b)	Amendment and Restated Revolving Credit Agreement, dated November 17, 2003, by and among Carnival Corporation, Carnival plc, JPMorgan Chase Bank as successor to The Chase Manhattan Bank, and various other lenders, incorporated by reference to Exhibit No. 10.3 to the joint Annual Report of the Company and Carnival plc on Form 10-K for the year ended November 30, 2003, as filed with the Securities and Exchange Commission on February 25, 2004.
(d)(1)	Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(2)	First Supplemental Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(3)	Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, incorporated by reference to Exhibit 4.10 to the joint registration statement on Form S-3 and F-3 of Carnival Corporation, Carnival plc and P&O Princess Cruises International Ltd. (File No. 333-106293), as filed with the Securities and Commission on June 19, 2003.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carnival Corporation

By:	/s/ Gerald R. Cahill

Name: Gerald R. Cahill

Title:	Executive Vice President and Chief Financial Officer
Dated: March 18, 2005

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of Carnival Corporation 2% Convertible Senior Debentures due 2021, dated March 18, 2005 filed herewith).
(a)(1)(B)	Form of Purchase Notice (filed herewith).
(a)(1)(C)	Form of Notice of Withdrawal (filed herewith).
(a)(1)(D)	Substitute Form W-9 (filed herewith).
(b)	Amendment and Restated Revolving Credit Agreement, dated November 17, 2003, by and among Carnival Corporation, Carnival plc, JPMorgan Chase Bank as successor to The Chase Manhattan Bank, and various other lenders, incorporated by reference to Exhibit No. 10.3 to the joint Annual Report of the Company and Carnival plc on Form 10-K for the year ended November 30, 2003, as filed with the Securities and Exchange Commission on February 25, 2004.
(d)(1)	Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(2)	First Supplemental Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(3)	Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, incorporated by reference to Exhibit 4.10 to the joint registration statement on Form S-3 and F-3 of Carnival Corporation, Carnival plc and P&O Princess Cruises International Ltd. (File No. 333-106293), as filed with the Securities and Exchange Commission on June 19, 2003.
(g)	Not applicable.
(h)	Not applicable.

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